FOR IMMEDIATE RELEASE

JED OIL INC. OBTAINS CCAA PROTECTION

Didsbury, Alberta – Thursday, August 14, 2008 – JED Oil Inc. (AMEX: JDO) (“JED”) today announces that it and its wholly owned subsidiaries, JED Production Inc. and JED Oil (USA) Inc. (collectively the “Company”) have obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) pursuant to an Order obtained on August 13, 2008 from the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”).  While under CCAA protection, the Company continues with its day-to-day operations.  The Board of Directors of JED determined that this was in the best interests of the Company and of its stakeholders, following the previously announced petition by a group of the Company’s trade creditors for a CCAA order and the potential of the holders of JED’s 10% Senior Subordinated Convertible Notes to put the Company into receivership.

CCAA protection stays creditors and others from enforcing rights against the Company and affords it the opportunity to restructure its financial affairs.  The Court has granted CCAA protection for an initial period of 30 days expiring September 15, 2008, to be extended thereafter as the Court deems appropriate.  If by September 15, 2008 JED has not filed a Plan of Arrangement (the “Plan”), or obtained an extension of the CCAA protection, creditors and others will no longer be stayed from enforcing their rights.  JED will issue a further news release on or before September 15, 2008 which will provide an update.

While under CCAA protection, JED’s Board of Directors maintains its usual role and its management remains responsible for the day-to-day operations of the Company, under the supervision of a Court-appointed monitor who will be responsible for reviewing JED’s ongoing operations, assisting with the development and filing of the Plan, liaising with creditors and other stakeholders and reporting to the Court.  The Board of Directors and management of JED will also be primarily responsible for formulating the Plan for restructuring JED’s affairs.   The Company is still in the process of developing its Plan, but as previously announced JED has already undertaken various steps to dispose of enough assets to redeem the Notes and pay its trade creditors in full. The Company’s Plan will not deviate substantially from the efforts already in progress.  The Order extends the bid deadline for the sale process of the Steen assets by CB Securities Inc. from September 17, 2008 to September 24, 2008, and the closing deadlines by two weeks to November 15, 2008 if shareholder approval is not required for the sale, or December 8, 2008 if it is required.

Although CCAA protection enables the Company to continue with its day-to-day operations until its CCAA status changes, the implications for JED’s shareholders are less clear.  The Company’s intention continues to be the redemption of the Notes and repayment of all creditors in full, and then to continue to operate.  However the Plan must be approved by the requisite number and value of the affected creditors, as required by law, as well as by the Court.  If the Plan is not so approved it is possible that the Company would be placed into receivership or bankruptcy.  Every effort will be made to ensure that all stakeholders of JED are kept informed of developments as they occur.

The Order appointed Ernst & Young Inc. as the Company’s Monitor.  Enquiries may be directed to:

Neil Narfason, CA-CIRP, CBV

Senior Vice President, Transaction Advisory Services

Ernst & Young Inc.

403-206-5067

neil.narfason@ca.ey.com

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties in western Canada and the Rocky Mountain states in the United States.

Certain information in this news, including management’s assessment of future plans and operations and the timing thereof, constitute forward-looking statements. The words “proposed”, “anticipated” and “scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Lena Cati (212) 836-9611

(403) 335-2107

Linda Latman  (212) 836-9609

Marcia Johnston, V-P Legal & Corp. Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com